                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ---------------

                                   FORM 8-A/A


                                 AMENDMENT NO. 1


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             SOUTHTRUST CORPORATION
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             (Exact name of Registrant as Specified in its Charter)



               Delaware                                     63-0574085
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(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)



420 North 20th Street, Birmingham, Alabama                    35203
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      (Address of Principal Executive Offices)              (Zip Code)


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this form relates: N/A (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act:

               Title Of Each Class           Name of Each Exchange On Which
               To Be So Registered           Each Class Is To Be Registered
               -------------------           ------------------------------
            Preferred Stock Purchase           The Nasdaq Stock Market
                   Rights


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                         ----------------------------
                                (Title of Class)

Explanatory Note:

         This Amendment No. 1 amends the Registrant's registration statement on Form 8-A, filed on January 22, 1999, in connection with the Registrant's listing of the Preferred Stock Purchase Rights on the Nasdaq National Market. This Amendment No. 1 is being filed to amend and restate Item 1 to this Registration Statement and to include as an exhibit to this Registration Statement the Amended and Restated Rights Agreement dated as of August 1, 2000, which names American Stock Transfer & Trust Company as Rights Agent, replacing ChaseMellon Shareholder Services, L.L.C. ("ChaseMellon")

Item     1. Description of Securities to be Registered.

         On December 16, 1998, the Board of Directors of SouthTrust Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on February 22, 1999. Each Right will, when exercisable, entitle the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series 1999 Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $150.00 per Unit, subject to adjustment (the "Purchase Price"). The terms of the Preferred Stock are such that one Unit is essentially equivalent to one share of Common Stock. Preferred Stock, rather than Common Stock, is used to implement the plan in order to avoid having to reserve a large amount of Common Stock for the Rights. Upon certain events described below, the Rights entitle the holder to receive Common Stock of the Company or securities of an acquiring company.
         The Company entered into a Rights Agreement (the "Original Rights Agreement"), dated as of January 12, 1999 and effective at the close of business on February 22, 1999, with ChaseMellon, pursuant to which, among other things, the Company appointed ChaseMellon as the Rights Agent, as such term is defined in the Original Rights Agreement. Effective August 1, 2000, the Company, with the consent of ChaseMellon, removed ChaseMellon as Rights Agent and appointed American Stock Transfer & Trust Company as successor Rights Agent. In connection with this appointment, the Company amended and restated the Original Rights Agreement effective August 1, 2000.

         The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement (the "Rights Agreement"), dated as of August 1, 2000, by and between the Company and American Stock Transfer & Trust Company as Rights Agent (the "Rights Agent").

         Until the Distribution Date (defined below):

         (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with the Common Stock certificates and no separate Rights Certificates will be distributed,

         (ii) new Common Stock certificates issued after close of business on February 22, 1999 will contain a notation incorporating the Rights Agreement by reference, and

         (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights will not be exercisable until the Distribution Date and will expire at the close of business on February 22, 2009, unless earlier redeemed by the Company as described below (the "Expiration Date").

         Unless previously redeemed, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier to occur of:

         (i) The tenth day after a public announcement that a person (an "Acquiring Person") or any associate or affiliate of an Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock,

         (ii) The tenth business day after the commencement of, or public announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock, or

         (iii) The tenth day after the Board of Directors of the Company declares any person to be an Adverse Person, upon a determination by the Board of Directors that such person, alone or together with its affiliates and associates, has become the beneficial owner of an amount of Common Stock which is substantial (which amount shall in no event be less than 10% of the shares of Common Stock then outstanding) and that
                  (a) such person's ownership is intended to cause the Company to repurchase the Common Stock owned by such person or to take other action to provide such person with short-term financial gain where the best long-term interests of the Company and its stockholders would not be served by taking such action at that time or (b) such person's ownership may cause a material adverse impact (including by jeopardizing the Company's authorizations from, or relationships with, federal or state regulators, or impairment of the Company's relationships with customers or its ability to maintain its financial or competitive position) on the business or prospects of the Company to the detriment of the Company's stockholders.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date (other than any Acquiring Person or any associate or affiliate of any Acquiring Person) and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the earlier of the Distribution Date or the Expiration Date will be issued with Rights.

         Subject to the right of the Board of Directors to redeem or exchange the Rights (as described more fully below), in the event that

         (i) the Board of Directors determines that a 10% or more stockholder is an Adverse Person, or

         (ii) a person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders -- a "Fair Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company or a reduction in the Purchase Price) having a market value of twice the Purchase Price of the Right. In other words, the Rights holders other than the Acquiring Person may purchase shares of Common Stock at a 50% discount.

         The Stock Acquisition Date is the date of public announcement that an Acquiring Person, or any associate or affiliate of an Acquiring Person, has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock. In the event that, at any time following the Stock Acquisition Date,

         (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which the Company's Common Stock is changed into or exchanged for stock or other securities of any other person, cash or any other property (other than a merger which follows, and is at the same price as, a Fair Offer), or

         (ii) 50% or more of the Company's assets or earning power of the Company and its subsidiaries taken as a whole is sold or transferred,

each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. In other words, the Rights holders may purchase the acquiring company's stock at a 50% discount.

         In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date (unless the ten-day period is extended pursuant to the amendment provisions discussed below), at a price of $0.01 per Right (payable in cash, Common Stock, or other consideration deemed appropriate by the Board of Directors). The Company may not redeem the Rights if the Board of Directors has previously declared a person to be an Adverse Person. After the redemption period has expired, the Company's right of redemption may be reinstated if an

Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 per Right redemption price.

         The Board of Directors of the Company may, at its option, at any time after any person becomes an Acquiring Person or is determined to be an Adverse Person, exchange all or part of the then outstanding and exercisable Rights (excluding Rights held by an Acquiring Person or Adverse Person that have become null and void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend, or similar transaction. Notwithstanding the foregoing, the Board of Directors cannot effect such exchange at any time after any person, together with all affiliates and associates of such person, becomes the beneficial owner of 50% or more of the shares of Common Stock then outstanding. Immediately upon the action of the Board of Directors of the Company ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the exchange ratio described above. The Company will not issue fractions of shares of Common Stock or distribute certificates which evidence fractional shares of Common Stock. In lieu of such fractional shares of Common Stock, the Company will pay to the registered holders of the Right certificates with regard to which such fractional shares of Common Stock would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole share of Common Stock.

         Other than those provisions relating to the principal economic terms of the Rights (Purchase Price, expiration date, redemption price), any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or any Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing a redemption shall be made at such time as the Rights are not redeemable.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for securities of the acquiring company as set forth above.

         The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidence of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement which is attached as an Exhibit to this Amendment No. 1 to Form 8-A.

Item 2.  Exhibits.

         1. Amended and Restated Rights Agreement, dated as of August 1, 2000, between the Company and American Stock Transfer & Trust Company, (including as Exhibit A thereto the Certificate of Designation, Preferences and Rights of Series 1999 Junior Participating Preferred Stock; as Exhibit B thereto the Form of Rights Certificate; and as Exhibit C thereto the Summary of Rights to Purchase Preferred Stock).

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                                SOUTHTRUST CORPORATION



                                 By           /s/ Wallace D. Malone, Jr.
                                   ---------------------------------------------
                                             Name: Wallace D. Malone, Jr.
                                       Title: Chairman of the Board, President,
                                              and Chief Executive Officer


Date: September 25, 2000

                                  EXHIBIT INDEX


         Exhibit No.                           Description
         -----------                           -----------
         1.                Amended and Restated Rights Agreement, dated as of August
                           1, 2000, between the Company and American Stock Transfer &
                           Trust Company, (including as Exhibit A thereto the Certificate of Designation, Preferences and Rights of Series 1999 Junior
                           Participating Preferred Stock; as Exhibit B thereto the Form of
                           Rights Certificate; and as Exhibit C thereto the Summary of
                           Rights to Purchase Preferred Stock).